UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road
#05-47 Paya Lebar Square
Singapore 409051

+6598978002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, on August 5, 2024, Caravelle International Group (the “Company”) entered into a Note and Warrant Purchase and Settlement Agreement, along with a Termination Agreement (collectively, the “Agreements”) with two institutional investors (the “Investors”). Under the terms of the Agreements, the Company agreed to buy back $1.5 million of Senior Secured Convertible Promissory Notes (the “Notes”) and warrants to the Company’s ordinary shares of the Company in consideration of $1.375 million and the issuance of 300,000 ordinary shares of the Company. The transactions contemplated by the Agreements closed on September 9, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2024	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Hanxi Chang
Hanxi Chang
Chief Executive Officer
(Principal Executive Officer)

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